Exhibit 99.1

Kamada Reports Strong Second Quarter and First Half 2025 Financial Results with 11% Year-Over-Year 6-Month Top Line Growth and a 35% Increase in Profitability; Raises Full-Year Profitability Guidance

●	First Half 2025 Total Revenues were $88.8 Million, up 11% Year-over-Year; Revenues for 2025 Second Quarter were $44.8 Million, up 5% Year-over-Year

●	First Half 2025 Adjusted EBITDA of $22.5 Million, up 35% Year-over-Year and Representing 25% Margin of Revenues; Second Quarter Adjusted EBITDA of $10.9 Million, up 20% Year-over-Year

●	Robust First Half Results and Positive Outlook for Remainder of 2025 Support Increased Adjusted EBITDA Guidance to $40 Million-$44 Million, and Reiteration of Full-Year Revenue Guidance of $178 Million-$182 Million

●	Announced FDA Approval of its Plasma Collection Center in Houston, Texas, which is Now Cleared to Commence Commercial Sales

●	Company Continues to Focus on Securing Commercial-Stage Business Development Opportunities to Support Continued Long-Term Profitable Growth

●	Conference Call and Live Webcast Today at 8:30am ET

REHOVOT, Israel, and HOBOKEN, NJ – August 13, 2025 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced financial results for the three months and six months ended June 30, 2025.

“Results for the second quarter and first half of 2025 were strong, and we continue to generate significant profitable growth through the diversity of our commercial product portfolio and disciplined management of operational expenses,” said Amir London, Kamada’s Chief Executive Officer. “Total revenues for the first half of the year were $88.8 million, representing an 11% increase year-over-year, and adjusted EBITDA was $22.5 million, up 35% year-over-year, representing a 25% margin of revenues. Based on our strong performance in the first half of the year and positive outlook for the remainder of 2025, we are increasing our annual adjusted EBITDA guidance of between $40 million to $44 million and reiterating our full-year 2025 revenue guidance of between $178 million to $182 million.”

“We continue to invest in our strategic growth pillars through continuous organic growth, as demonstrated by our financial results, while focusing on securing business development and M&A opportunities to expand our portfolio of marketed products, thereby supporting continued profitable growth. In addition, we continue to ramp up plasma collection at our three Texas-based plasma collection centers and were pleased to recently receive U.S. FDA approval of our state-of-the-art plasma collection center in Houston, TX, which is now cleared to commence commercial sales. As previously stated, the center has annual collection capacity of approximately 50,000 liters of plasma and an estimated annual revenue contribution of $8 million to $10 million at its full capacity. Moreover, we continue to advance our ongoing pivotal Phase 3 InnovAATe clinical trial for our inhaled Alpha-1 Antitrypsin therapy. Enrollment is progressing, and we remain on track to conduct an interim futility analysis by the end of the year,” concluded Mr. London.

Financial Highlights for the Three Months Ended June 30, 2025

●	Total revenues were $44.8 million in the second quarter of 2025, up 5% compared to $42.5 million in the second quarter of 2024. The increase in revenues was driven by the diversity of the Company’s portfolio, primarily attributable to increased sales of GLASSIA® in ex-U.S. markets, increased sales in our Distribution segment, VARIZIG® U.S. sales, and GLASSIA royalty income.

●	Gross profit and gross margins were $18.9 million and 42%, respectively, in the second quarter of 2025, compared to $19.0 million and 45%, respectively, in the second quarter of 2024. The decrease in both metrics is attributable to changes in product sales mix.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $11.9 million in the second quarter of 2025, as compared to $13.3 million in the second quarter of 2024. The decrease is driven by disciplined management of operational expenses.

●	Net income was $7.4 million, or $0.13 per diluted share, in the second quarter of 2025, as compared to $4.4 million, or $0.08 per diluted share, in the second quarter of 2024.

●	Adjusted EBITDA, as detailed in the tables below, was $10.9 million in the second quarter of 2025, up 20% as compared with the $9.1 million achieved in the second quarter of 2024.

●	Cash provided by operating activities was $8.0 million in the second quarter of 2025, as compared to cash provided by operating activities of $14.0 million in the second quarter of 2024.

Financial Highlights for the Six Months Ended June 30, 2025

●	Total revenues for the first six months of 2025 were $88.8 million, an 11% increase from the $80.2 million generated in the first six months of 2024. The increase in revenues was driven by the diversity of the Company’s portfolio, primarily attributable to increased sales of GLASSIA in ex-U.S. markets, increased sales in our Distribution segment, VARIZIG U.S. sales and GLASSIA royalty income.

●	Gross profit and gross margins for the first six months of 2025 were $39.7 million and 45%, respectively, compared to $35.7 million and 45%, respectively, in the first half of 2024. The increase in gross profit is in line with the increase in total revenues.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $24.8 million in the first six months of 2025, as compared to $26.0 million in the first half of 2024. The decrease is driven by disciplined management of operational expenses.

●	Net income for the first six months of 2025 was $11.3 million, or $0.19 per diluted share, up 67% as compared to net income of $6.8 million or $0.12 per diluted share, in the first six months of 2024.

●	Adjusted EBITDA, as detailed in the tables below, was $22.5 million in the first six months of 2025, a 35% increase as compared to $16.6 million in the first six months of 2024.

●	Cash provided by operating activities during the first six months of 2025 was approximately $7.5 million, as compared to $15.0 million during the first six months of 2024. The decrease is associated with an increase in working capital.

Balance Sheet Highlights

As of June 30, 2025, the Company had cash and cash equivalents of $66.0 million, as compared to $78.4 million as of December 31, 2024. The decrease in cash balance is associated with the payment of a special cash dividend in the total amount of $11.5 million.

Recent Corporate Highlights

●	Announced that the U.S. Food and Drug Administration (FDA) has approved the supplement to the Company’s existing Biologics License Application (BLA) for its collection center in Houston, TX. The center is now cleared to commence commercial sales of normal source plasma. The 12,000 square foot Houston facility supports 50 donor beds, with a planned capacity of approximately 50,000 liters per year and is anticipated to be one of the largest sites for specialty plasma collection in the U.S.

●	Kamada awarded the Israeli Outstanding Exporter Award for 2024. The award was granted by the Israeli Ministry of Economy and Industry for the Company’s growing export revenues. The award was presented to Mr. London by the President of the State of Israel, Mr. Isaac Herzog.

Fiscal 2025 Guidance

Kamada is increasing its adjusted EBITDA guidance from a range of $38 million to $42 million to a range of $40 million to $44 million and continues to expect to generate fiscal year 2025 total revenues in the range of $178 million to $182 million, representing double digit top- and bottom-line growth year-over-year.

Conference Call Details

Kamada’s management will host an investment community conference call on Wednesday, August 13 at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the call by dialing 1-877-413-7208 (from within the U.S.), 1-201-689-8555 (International), or 1-809-406-247 Investors (from Israel) using conference I.D. 13754604. The call will be webcast live on the internet at: https://viavid.webcasts.com/starthere.jsp?ei=1726126&tp_key=61b4d50ef5

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, whereas adjusted EBITDA is the EBITDA plus non-cash share-based compensation expenses and certain other costs.

For the projected 2025 adjusted EBITDA information presented herein, the Company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of the Company’s control. Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort. Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the Company’s adjusted EBITDA for historical periods.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second: the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third: the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont Texas, Houston Texas, and San Antonio, Texas. Lastly, the Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with the lead product candidate Inhaled AAT, for which the Company is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) increasing its adjusted EBITDA guidance to a range of $40 million to $44 million and reiteration of 2025 full-year guidance of $178 million to $182 million, 2) double digit growth in fiscal year 2025, 3) continued investment in the Company’s four strategic growth pillars, consisting of organic commercial growth, business development and M&A transactions, plasma collection operations, and advancement of the pivotal Phase 3 Inhaled AAT program, 4) continued progress of the InnovAATe clinical trial and conducting an interim futility analysis by the end of 2025, 5) continued focus on securing commercial-stage business development and M&A opportunities to expand the portfolio of marketed products to support continued long-term profitable growth, 6) plasma collection center in Houston, TX, supporting 50 donor beds, with planned capacity of approximately 50,000 liters per year and is anticipated to be one of the largest sites for specialty plasma collection in the U.S., and 7) expected annual revenues contribution from sales of normal source plasma collected in the Houston collection centers at $8 million to $10 million at full capacity. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, effect of tariffs on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such tariffs, the effect on establishment and timing of business initiatives, Kamada’s ability to leverage new business opportunities and integrate it with its existing product portfolio, unexpected results of clinical and development programs, regulatory delays, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

---tables to follow---

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of		As of
	June 30,		December 31,
	2025	2024	2024
	Unaudited

Assets
Current Assets
Cash and cash equivalents	$65,985	$56,547	$78,435
Trade receivables, net	30,501	26,228	21,547
Other accounts receivables	4,704	4,940	5,546
Inventories	82,079	78,713	78,819
Total Current Assets	183,269	166,428	184,347

Non-Current Assets
Property, plant and equipment, net	37,894	31,971	36,245
Right-of-use assets	9,250	7,552	9,617
Intangible assets, Goodwill and other long-term assets	99,640	106,517	103,226
Goodwill	30,313	30,313	30,313
Contract assets	7,807	8,257	8,019
Deferred taxes	-	-	488
Total Non-Current Assets	184,904	184,610	187,908
Total Assets	$368,173	$351,038	$372,255
Liabilities
Current Liabilities
Current maturities of lease liabilities	1,866	1,494	1,631
Current maturities of other long term liabilities	9,850	12,610	10,181
Trade payables	25,077	19,532	27,735
Other accounts payables	8,804	7,233	9,671
Deferred revenues	177	27	171
Total Current Liabilities	45,774	40,896	49,389

Non-Current Liabilities
Lease liabilities	9,549	7,065	9,431
Contingent consideration	18,884	17,085	20,646
Other long-term liabilities	32,782	34,238	32,816
Deferred taxes	659	-	-
Employee benefit liabilities, net	571	602	509
Total Non-Current Liabilities	62,445	58,990	63,402

Shareholder’s Equity
Ordinary shares	15,077	15,023	15,028
Additional paid in capital net	268,243	266,313	266,933
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	456	(12)	51
Capital reserve from share-based payments	5,226	6,444	6,316
Capital reserve from employee benefits	374	283	364
Accumulated deficit	(25,932)	(33,409)	(25,738)
Total Shareholder’s Equity	259,954	251,152	259,464
Total Liabilities and Shareholder’s Equity	$368,173	$351,038	$372,255

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2025	2024	2025	2024	2024
	Unaudited		Unaudited

Revenues from proprietary products	$78,453	$72,904	$38,436	$39,146	$141,447
Revenues from distribution	10,319	7,304	6,318	3,326	19,506

Total revenues	88,772	80,208	44,754	42,472	160,953

Cost of revenues from proprietary products	40,580	38,338	20,842	20,718	73,708
Cost of revenues from distribution	8,514	6,168	4,983	2,803	17,278

Total cost of revenues	49,094	44,506	25,825	23,521	90,986

Gross profit	39,678	35,702	18,929	18,951	69,967

Research and development expenses	7,465	9,098	3,219	4,803	15,185
Selling and marketing expenses	9,068	9,361	4,558	4,730	18,428
General and administrative expenses	8,265	7,564	4,067	3,778	15,702
Other expenses	14	-	14	-	601
Operating income	14,866	9,679	7,071	5,640	20,051

Financial income	987	788	453	508	2,118
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	(723)	315	(974)	191	(94)
Financial expense in respect of contingent consideration and other long- term liabilities.	(2,380)	(3,550)	(605)	(1,705)	(8,081)
Financial expenses	(384)	(304)	(192)	(145)	(660)
Income before tax on income	12,366	6,928	5,753	4,489	13,334
Taxes on income	(1,026)	(137)	1,623	(63)	1,128

Net Income	$11,340	$6,791	$7,376	$4,426	$14,462

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) on cash flow hedges	563	(95)	677	(24)	(30)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(158)	(57)	(104)	-	(59)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	10	8	2	1	89
Total comprehensive income (loss)	$11,755	$6,647	$7,951	$4,403	$14,462

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	0.20	$0.12	$0.13	$0.08	$0.25
Diluted net earnings per share	0.19	$0.12	$0.13	$0.08	$0.25

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June 30,		June 30,		December 31,
	2025	2024	2025	2024	2024
	Unaudited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$11,340	$6,791	$7,376	$4,426	$14,462

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	7,357	6,466	3,746	3,229	13,808
Financial expenses net	2,500	2,751	1,318	1,151	6,717
Cost of share-based payment	270	476	95	235	874
Taxes on income	1,026	137	(1,623)	63	(1,128)
Loss (gain) from sale of property and equipment	(8)	(1)	-	(1)	11
Change in employee benefit liabilities, net	74	(11)	58	(7)	52
	11,219	9,818	3,594	4,670	20,334
Changes in asset and liability items:

Increase in trade receivables, net	(8,670)	(6,755)	(2,113)	(7,365)	(1,977)
Decrease in other accounts receivables	1,078	942	1,749	1,458	593
Decrease (increase) in inventories	(3,260)	9,765	(3,721)	5,634	9,659
Decrease in contract asset	212	239	118	127	476
Increase (decrease) in trade payables	(4,131)	(5,092)	(383)	3,693	1,226
Increase (decrease) in other accounts payables	(883)	(1,038)	1,161	1,013	1,413
Increase (decrease) in deferred revenues	6	(121)	(28)	1	23
	(15,648)	(2,060)	(3,217)	4,561	11,413
Cash received (paid) during the period for:

Interest paid	(384)	(266)	(208)	(137)	(594)
Interest received	987	788	453	508	2,118
Taxes (paid) received	(6)	(88)	23	(65)	(139)
	597	434	268	306	1,385

Net cash provided by operating activities	$7,508	$14,983	$8,021	$13,963	$47,594

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (continued)

	Six months period Ended		Three months period Ended		Year Ended
	June 30,		June 30,		December 31,
	2025	2024	2025	2024	2024
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	(3,482)	(5,692)	(2,014)	(3,010)	(10,740)
Proceeds from sale of property and equipment	8	1	-	1	1
Net cash used in investing activities	(3,474)	(5,691)	(2,014)	(3,009)	(10,739)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	49	2	3	1	7
Repayment of lease liabilities	(418)	(571)	(404)	(327)	(1,251)
Repayment of other long-term liabilities	(4,509)	(7,848)	(4,184)	(2,352)	(12,667)
Dividends Paid	(11,534)	-	(11,534)	-	-
Net cash used in financing activities	(16,412)	(8,417)	(16,119)	(2,678)	(13,911)

Exchange differences on balances of cash and cash equivalent	(72)	31	(153)	77	(150)

Increase (decrease) in cash and cash equivalents	(12,450)	906	(10,265)	8,353	22,794

Cash and cash equivalents at the beginning of the period	78,435	55,641	76,250	48,194	55,641

Cash and cash equivalents at the end of the period	$65,985	$56,547	$65,985	$56,547	$78,435

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$509	$521	$157	$215	$3,304
Purchase of property and equipment and Intangible assets	$1,030	$272	$1,030	$272	$1,955

NON-IFRS MEASURES

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2025	2024	2025	2024	2024
	In thousands
Net income	$11,340	$6,791	$7,376	$4,426	$14,462
Taxes on income	1,026	137	(1,623)	63	(1,128)
Financial expense (income), net	2,500	2,751	1,318	1,151	6,717
Depreciation and amortization expense	7,357	6,466	3,746	3,229	13,218
Non-cash share-based compensation expenses	270	476	95	235	867
Adjusted EBITDA	$22,493	$16,621	$10,912	$9,104	$34,136